UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

PELOTON INTERACTIVE, INC.

(Name of Issuer)

Class A Common Stock, par value $0.000025

(Title of Class of Securities)

70614W100

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 70614W100

1.	NAMES OF REPORTING PERSONS Comcast Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,340,864* (See Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,340,864* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,340,864* (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.1%* (See Item 4)
12.	TYPE OF REPORTING PERSON CO

*

As of December 31, 2019. Represents 10,340,864 shares of Class B Common Stock, which are convertible into an equal number of shares of Class A Common Stock. Based on the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on September 10, 2019, the Reporting Persons’ shares of Class B Common Stock represent less than 5% of the total equity and voting power of all shares of the Issuer’s Class A Common Stock and Class B Common Stock on a combined basis.

CUSIP No. 70614W100

1.	NAMES OF REPORTING PERSONS NBCUniversal, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,340,864* (See Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,340,864* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,340,864* (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.1%* (See Item 4)
12.	TYPE OF REPORTING PERSON PN

*

As of December 31, 2019. Represents 10,340,864 shares of Class B Common Stock, which are convertible into an equal number of shares of Class A Common Stock. Based on the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on September 10, 2019, the Reporting Persons’ shares of Class B Common Stock represent less than 5% of the total equity and voting power of all shares of the Issuer’s Class A Common Stock and Class B Common Stock on a combined basis.

CUSIP No. 70614W100

1.	NAMES OF REPORTING PERSONS NBCUniversal Media, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,340,864* (See Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,340,864* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,340,864* (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.1%* (See Item 4)
12.	TYPE OF REPORTING PERSON PN

*

As of December 31, 2019. Represents 10,340,864 shares of Class B Common Stock, which are convertible into an equal number of shares of Class A Common Stock. Based on the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on September 10, 2019, the Reporting Persons’ shares of Class B Common Stock represent less than 5% of the total equity and voting power of all shares of the Issuer’s Class A Common Stock and Class B Common Stock on a combined basis.

Item 1(a).	Name of Issuer:

Peloton Interactive, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

125 West 25th Street, 11th Floor, New York, New York, 10001

Item 2(a).	Name of Reporting Persons:

(a)	Comcast Corporation;

(b)	NBCUniversal, LLC; and

(c)	NBCUniversal Media, LLC.

NBCUniversal Media, LLC is the direct holder of 10,340,864 shares of Class B Common Stock of the Issuer, which are convertible into an equal number of shares of Class A Common Stock. NBCUniversal Media, LLC is a wholly owned subsidiary of NBCUniversal, LLC; Comcast Corporation owns 100% of NBCUniversal, LLC’s common equity (through wholly owned subsidiaries).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(a)	Comcast Corporation: One Comcast Center, Philadelphia, Pennsylvania 19103-2838

(b)	NBCUniversal, LLC and NBCUniversal Media, LLC: 30 Rockefeller Plaza, New York, New York, 10112

Item 2(c).	Citizenship:

(a)	Comcast Corporation: Pennsylvania

(b)	NBCUniversal, LLC and NBCUniversal Media, LLC: Delaware

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.000025

Item 2(e).	CUSIP Number:

70614W100

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

10,340,864 of the shares of Class A Common Stock of the Issuer reported as being beneficially owned by the Reporting Persons as of December 31, 2019 are included in this Schedule 13G because the Reporting Persons are deemed to beneficially own such shares as a result of the direct ownership of 10,340,864 shares of Class B Common Stock of the Issuer, which are convertible into shares of Class A Common Stock at the election of the holder at an exchange rate of 1:1.

Based on 43,707,400 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019 filed with the Securities and Exchange Commission on November 6, 2019 and assuming the Reporting Persons converted all of the 10,340,864 outstanding shares of Class B Common Stock into the equivalent number of shares of Class A Common Stock and no other holders of shares of Class B Common Stock elected to convert, the 10,340,864 shares of Class A Common Stock reported as being beneficially owned by the Reporting Persons in this Schedule 13G would represent approximately 19.1% of the outstanding Class A Common Stock of the Issuer.

However, based on the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on September 10, 2019, the Reporting Persons’ shares of Class B Common Stock represent less than 5% of the total equity and voting power of all shares of the Issuer’s Class A Common Stock and Class B Common Stock on a combined basis.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020

COMCAST CORPORATION

By:	/s/ Elizabeth Wideman
	Name:	Elizabeth Wideman
	Title:	Vice President, Senior Deputy General Counsel and Assistant Secretary

NBCUNIVERSAL, LLC

By:	/s/ Elizabeth Wideman
	Name:	Elizabeth Wideman
	Title:	Vice President

NBCUNIVERSAL MEDIA, LLC

By:	/s/ Elizabeth Wideman
	Name:	Elizabeth Wideman
	Title:	Vice President

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: February 13, 2020

COMCAST CORPORATION

By:	/s/ Elizabeth Wideman
	Name:	Elizabeth Wideman
	Title:	Vice President, Senior Deputy General Counsel and Assistant Secretary

NBCUNIVERSAL, LLC

By:	/s/ Elizabeth Wideman
	Name:	Elizabeth Wideman
	Title:	Vice President

NBCUNIVERSAL MEDIA, LLC

By:	/s/ Elizabeth Wideman
	Name:	Elizabeth Wideman
	Title:	Vice President